AMERICAN SAFETY INSURANCE HOLDINGS, LTD.

EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

                                          2004            2005             2006

      Earnings
      Pre-tax earnings                 $   18,453       $ 16,048         $22,846
      Plus: Interest expense
      recognized                            1,398          1,433           3,635
      Total earnings                       19,851         17,481          26,481

      Fixed charges
      Interest expenses for the
      period                                1,291          1,433           3,635
      Total fixed charges             $     1,291       $  1,433        $  3,635

      Coverage Ratio                        15.38          12.20            7.29